EXHIBIT 99.7

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF

TITLE 18, UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), the undersigned officer of Avino Silver & Gold Mines, Ltd. (the “Company”), does hereby certify with respect to the Annual Report of the Company on Form 40-F for the year ended December 31, 2023, as filed with the Securities and Exchange Commission (the “Form 40-F”) that, to the best of his knowledge:

(1)	the Form 40-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Form 40-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 28, 2024

/s/ David Wolfin
David Wolfin
President, Chief Executive Officer and Director
(Principal Executive Officer)